

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05002740

January 25, 2005

D. Michael Lefever
Covington & Burling
1201 Pennsylvania Avenue NW
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/25/2005

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated December 20, 2004

Dear Mr. Lefever:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Interpublic by William Steiner. We also have received a letter on the proponent's behalf dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

Securities Exchange Act of 1934
-- Section 14(a); Rule 14a-8

December 20, 2004



BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: The Interpublic Group of Companies, Inc. – Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We are counsel to The Interpublic Group of Companies, Inc., a Delaware corporation (the "Company"). The Company has received from William Steiner (the "Proponent") a letter dated August 22, 2004, enclosing the text of a shareholder proposal and supporting statement. This letter was followed by a second letter, dated October 20, 2004, purporting to be an "update" of the first letter, and which, without further explanation, contains modifications to both the shareholder proposal and supporting statement as initially submitted. The Company has interpreted this sequence of communication to mean that the text of the shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") the Proponent wishes to have considered for inclusion in the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") are those set forth in the second letter. Copies of both the August 22, 2004 letter and the October 20, 2004 letter are attached hereto. In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter.

The purpose of this letter is to request confirmation that the Division of Corporation Finance (the "Division") will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Company for the reasons cited omits from its proxy materials for the 2005 Annual Meeting the Proposal and the entire Supporting Statement or portions of the Supporting Statement. In addition, this letter requests confirmation of the Division's views on several interpretive issues raised by the Proponent's submission.

I. The Proposal.

The Proposal submitted by the Proponent reads as follows:

> RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
>
> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

II. Grounds for Exclusion of the Proposal and the Entire Supporting Statement.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules. This includes Rule 14a-9, which prohibits solicitations by means of any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material facts necessary in order to make the statements therein not false or misleading. Consistent with the guidance provided by the Division in Staff Legal Bulletin No. 14B, the Company believes that the discussion below objectively demonstrates that the Supporting Statement as a whole is materially false or misleading and, if the Division concurs, the Company intends on this basis to omit both the Proposal and the entire Supporting Statement.

The Supporting Statement cites the $1 million limit under the Internal Revenue Code on the deductability of compensation paid to a company's five highest-paid executives and states that "[t]his proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Service permits to be deducted as an expense for federal income purposes, without first securing shareholder approval." The Company believes that this statement, which serves as the foundation for the Proponent's argument in support of the Proposal, is false or misleading because it describes the Proposal in a way that is much narrower than the Proposal actually is. If the Board of Directors were to accept the recommendation of the shareholders and amend the Corporation's Bylaws as suggested in the Proposal, the conditions for the payment of compensation to the Company's five highest-paid executives in excess of $1 million, in fact, would be more extensive than the Proponent describes.

Section 162(m) of the Internal Revenue Code (the "Code") and the Internal Revenue Service ("IRS") regulations thereunder generally prohibit a public company from deducting as an expense any compensation in excess of $1 million paid to any of its five most highly compensated executive officers, unless the compensation in excess $1 million constitutes "qualified performance-based compensation." In order for compensation to be "qualified performance-based compensation" (i) the compensation must be paid solely on the account of the attainment of one or more preestablished objective performance goals, (ii) the performance goal under which the compensation is paid must be established by a compensation committee comprised solely of two or more outside directors, (iii) the material terms of the performance goal under which the compensation is to be paid must be disclosed to and approved by stockholders, and (iv) the compensation committee must certify in writing prior to the payment of the compensation that the performance goals were satisfied. Compensation attributable to a stock option is deemed to meet these requirements if the stock option is granted by the company's compensation committee under a shareholder-approved plan that states the maximum number of shares with respect to which options may be granted to any employee during a specified period and the exercise price of the option equals or exceeds the market price of the company's stock on the date of the grant.

The Proposal goes beyond Section 162(m) of the Code in the following significant respects:

- Under Section 162(m) shareholder approval of the material terms of the performance goals is satisfied if the shareholders approve a plan that sets forth the performance goals. Such plans typically have a duration of up to ten years. The Proposal, however, requires approval by shareholder within one year preceding the payment of compensation in excess of the deduction limit, effectively requiring an annual vote.

- Under Section 162(m) "qualified performance-based compensation" is not counted against the deduction limit if the conditions described above are satisfied. The Proposal appears to add to the requirements of Section 162(m) the somewhat vaguely worded requirement that as a condition to payment of "performance-based compensation" the Company must have first disclosed to shareholders "any schedule of earned values under any long-term or annual incentive plan."

- The Proposal conditions the deductibility of compensation attributable to "incentive stock options" on the requirement that the company expense its stock option grants for financial reporting purposes. Section 162(m) imposes no such requirement.

These significant discrepancies between the actual impact of the Proposal, if the Board of Directors were to amend the Bylaws based on the shareholder recommendation, and the Proponent's description of the impact of the Proposal in the view of the Company render the Supporting Statement materially false or misleading.

III. Grounds For Exclusion of Portions of the Supporting Statement

A. The Description of the Vote on the MONY Group Shareholder Proposal Is Inaccurate

In circumstances where the company can objectively demonstrate that a particular statement included in the supporting statement is materially false or misleading, Staff Legal Bulletin 14B confirms that the Division staff will concur with the omission or modification of that false or misleading statement. The Supporting Statement states that a proposal similar to the Proposal was submitted to a vote of shareholders at the 2003 Annual Meeting of The MONY Group, Inc. ("MONY") and received "a 38% yes-vote" (the "MONY Shareholder Proposal"). This appears to be an inaccurate statement. According to MONY's Form 10-Q for the quarter ended June 30, 2003, this shareholder proposal received 7,466,867 votes for, 12,166,006 votes against and there were 2,084,024 abstentions. Based on the data reported by MONY, only 34% of the votes cast were voted in favor of the proposal. Apparently, the Proponent excluded the abstentions from the denominator of the calculation, which illustrates that, without an explanation of how the percentage is calculated, the description of the MONY shareholder proposal is at a minimum misleading. On this basis, the Company believes that it should be permitted to omit the entire discussion of the MONY shareholder proposal from the Supporting Statement (assuming the Division does not agree with the conclusion that the Proposal and the entire Supporting Statement can be omitted).

B. Identification of the Proponent of the MONY Shareholder Proposal

In the Supporting Statement, the Proponent identifies the name of the proponent of the MONY Shareholder Proposal. Because this individual has not authorized the use of her name by the Company, the Company is reluctant to include her name in its proxy statement. Under Rule 14a-8(l) a company may elect, in lieu of furnishing the name and address of the proponent of a shareholder proposal, to advise shareholders in the proxy statement that this information concerning the proponent will be furnished upon request. If the Company is permitted to exclude a proponent's name under Rule 14a-8(l), it likewise should be able on the same basis to exclude the names of proponents of other shareholder proposals cited in a supporting statement. Accordingly, the Company believes that it should be permitted to omit the name of the proponent of the MONY Shareholder Proposal in accordance with Rule 14a-8(i)(3) as a violation of the Commission's proxy rules. See, e.g. Strategic Global Income Fund, Inc. (Mar. 24, 2000). Therefore, the Company respectfully requests that the Division confirm that the Company may, if it elects, omit the name of proponent of the MONY Shareholder Proposal from the Supporting Statement (again assuming the Division does not agree with the conclusion that the Proposal and the entire Supporting Statement can be omitted).

IV. Compliance with Certain Procedural Requests of the Proponent

In his letter to the Company enclosing the Proposal and the Supporting Statement, the Proponent includes after the Supporting Statement a series of "Notes." We interpret these Notes to be procedural requests made by the Proponent and not as part of either the Proposal or the Supporting Statement. On behalf of the Company, we respectfully request that the Division concur with the views stated below with regard to the Company's obligations relating to several of these Notes.

A. Identification of the Name and Address of the Proponent

The Proponent includes his name and address in the text of the Supporting Statement. In the Notes, the Proponent states "[t]he name and address of the proponent are part of the argument in favor of the proposal." We infer from this statement that the Proponent is requesting that his name and address be included as part of the Supporting Statement as set forth in the Company's proxy statement (assuming the Division does not agree with the conclusion that the Proposal and the entire Supporting Statement can be omitted). However, Rule 14a-8(l) permits a company to omit the proponent's name and address and the number of shares held by the proponent if the company instead includes a statement that the information will be furnished to shareholders upon request. Therefore, we are of the view that the Proponent's request that his name and address be included in the Supporting Statement is contrary to the Commission proxy rules and respectfully request that the Division confirm that the Company, if it elects, may exclude this information from the Supporting Statement. See Sabre Holdings Corporation (March 20, 2003) and Alaska Air Group, Inc. (March 13, 2001).

B. Sequencing of the Shareholder Proposal

In the Notes, the Proponent requests that his shareholder proposal be assigned a particular numerical location in the sequential listing in the Company's proxy statement of the matters being submitted to a vote of the shareholders (although the Note does not make entirely clear the specific location being requested). We are not aware of any provision of the Commission proxy rules that imposes on a registrant any requirements with regard to the ordering of the various proposals being submitted to a vote of the shareholders. Accordingly, we would appreciate if the Division would confirm that such ordering is within the discretion of the Company.

C. Use of the Title to the Shareholder Proposal

In the Notes, the Proponent asserts that the title to his proposal "is part of the argument in favor of the proposal" and requests that "[i]n the interest of clarity and to avoid confusion" that the title selected by the Proponent "be consistent throughout the proxy materials." Historically, the Company's practice has been to identify a shareholder proposal on the proxy card and in the notice of meeting and the proxy statement by using a neutral descriptive title. For example, the Company might identify the Proponent's proposal as a "Shareholder Proposal Concerning Executive Compensation." We would appreciate if the Division would confirm that where the proponent of a shareholder proposal includes a title as part of the proposal, the company is obligated to use that title as part of the text of the shareholder proposal, but that elsewhere in the proxy material the company may use a neutral descriptive title selected by the company to identify the proposal.

V. Conclusion

For the reasons cited above, the Company respectfully requests that the Division concur with its view that the Proposal and the entire Supporting Statement can be omitted from the Company's proxy material for its 2005 Annual Meeting. If the Division does not concur in this conclusion, then the Company respectfully requests that the Division concur with its view that the discussion of the MONY Shareholder Proposal, including the name of the proponent of the proposal, can be omitted from the Supporting Statement. In addition, the Company respectfully requests confirmation that the views set forth in Section IV of this letter with regard to the Proponent's "Notes" are correct.

* * *

In accordance with Rule 14a-8(j)(1), a copy of this letter is being mailed to the Proponent as well as to Mr. John Chevedden, who the Proponent has appointed as his designee to act on Proponent's behalf in this matters. We respectfully request that we be copied on any response the Proponent may make to the Division concerning to the Proposal.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (202) 662-5276 or Carl Spataro at 202-662-5460.

Very truly yours,



D. Michael Lefever

cc: Barbara Gmora, Esq.
Steven Planchard, Esq.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Michael I. Roth
Chairman
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036
PH: 212-704-1200
FX: 212-704-1201

Dear Mr. Roth,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

8/22/04
Date

cc: Nicholas J. Camera
Corporate Secretary
FX: 212-704-2236

3 – Executive Compensation Limit

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section: "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

IRS point my option

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

I think that $1 million is more than adequate annual compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38%-vote at the MONY 2003 annual shareholder meeting. The 38%-vote was particularly impressive since this was the first time this proposal was ever voted. Furthermore the proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Executive Compensation Limit
Yes on 3

Notes:
The 38%-vote was based on shares voted yes and no.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is willing to be named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded soon.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Michael I. Roth
Chairman
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036
PH: 212-704-1200
FX: 212-704-1201

Dear Mr. Roth,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

8/22/04
Date

cc: Nicholas J. Camera
Corporate Secretary
FX: 212-704-2236

UPDATE



OCTOBER 20, 2004

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the *following new Section:*

"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

10-20-04 UPDATE

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

10-20-04 UPDATE

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Interpublic Group of Companies Inc (IPG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer frcm receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

It is not believed valid that the company place great reliance "Item 402 of Regulation S-K" unless the company can support that a substantial percentage of shareholders would claim that their primary understanding of "annual compensation" is based on their analysis of "Item 402 of Regulation S-K." Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation. Executive are not like star athletes."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:

"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

The "38% yes-vote" was reported by the Investor Responsibility research Center (IRRC), a respected authority with a respected methodology in tabulating voting results. The specific IRRC publication was the IRRC Corporate Governance Bulletin, June – August 2003.

This same publication also reported "Kahn-Kirby, A." as the proponent of the proposal obtaining the "38% yes-vote." I believe that company control over republishing germane information, which has already been accurately published by an authoritative source, would apply only if the company were to sponsor this proposal as its own proposal.

I believe the company's claim is false: "Proponent's request that his name and address be included in the Supporting Statement is contrary to the Commission proxy rules ...." Many companies include the proponents name and contact information in their proxy statements and have not been subject to reprimand.

The company appears to request that a misleading title be sanctioned to appear in its proxy materials. The company wants authorization for a "neutral' title for a proposal which is not neutral.

The company does not use neutral titles for its own proposals such as these titles from the company 2004 definitive proxy:

ITEM 2 Approval of 2004 Performance Incentive Plan

ITEM 3 Approval of the Interpublic Non-Management Directors Stock Incentive Plan

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: William Steiner
Nicholas Camera

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated December 20, 2004

The proposal recommends that Interpublic amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders, subject to the conditions and exceptions contained in the proposal.

We are unable to concur in your view that Interpublic may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Interpublic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Interpublic may exclude the sentence that begins "This proposal was . . ." and ends ". . . Piermont, NY 10968" under rule 14a-8(l). Accordingly, it is our view that Interpublic may omit this sentence from the supporting statement under rule 14a-8(l).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel